UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SONESTA INTERNATIONAL HOTELS CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE

(Title of Class of Securities)

835438409

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835438409	13D/A	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 359,522
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 359,522
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D/A is based on 3,698,230 shares of Class A Common Stock, par value $0.80 per share, outstanding as of November 6, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2007.

CUSIP No. 835438409	13D/A	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 359,522
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 359,522
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13D/A	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 359,522
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 359,522
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13D/A	Page 5 of 9 pages

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D as filed on June 27, 2007 and amended on July 17, 2007, August 8, 2007 and February 5, 2008 (the “Schedule 13D”), with respect to the shares of Class A Common Stock, par value $0.80 per share (the “Shares”), of Sonesta International Hotels Corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; Mercury Special Situations Leveraged Fund LP, a Delaware limited partnership; and Mercury Global Alpha Fund LP, a Delaware limited partnership (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned beneficially by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $10,124,454.72. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC, Mercury Special Situations Leveraged Fund LP and Mercury Global Alpha Fund LP owned beneficially 16,000; 117,397; 46,556; 149,583; and 29,986, respectively, representing approximately 0.4%; 3.2%; 1.3%; 4.0%; and 0.8% respectively, of the shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 359,522 Shares, constituting 9.7% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 359,522 Shares, constituting 9.7% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 359,522 Shares, constituting 9.7% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit E attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 835438409	13D/A	Page 6 of 9 pages

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007*

Exhibit B	Letter to the Board of Directors of Sonesta International Hotels Corporation dated July 17, 2007**

Exhibit C	Letter to the Board of Directors of Sonesta International Hotels Corporation dated August 7, 2007***

Exhibit D	Press Release dated August 7, 2007***

Exhibit E	Schedule of Transactions in Shares of the Issuer

Exhibit F	Joint Filing Agreement*

*	Filed with the Schedule 13D on June 27, 2007.
**	Filed with the Schedule 13D/A on July 17, 2007.
***	Filed with the Schedule 13D/A on August 8, 2007.

CUSIP No. 835438409	13D/A	Page 7 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: February 22, 2008	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 835438409	13D/A	Page 8 of 9 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007*

Exhibit B	Letter to the Board of Directors of Sonesta International Hotels Corporation dated July 17, 2007**

Exhibit C	Letter to the Board of Directors of Sonesta International Hotels Corporation dated August 7, 2007***

Exhibit D	Press Release dated August 7, 2007***

Exhibit E	Schedule of Transactions in Shares of the Issuer

Exhibit F	Joint Filing Agreement*

*	Filed with the Schedule 13D on June 27, 2007.
**	Filed with the Schedule 13D/A on July 17, 2007.
***	Filed with the Schedule 13D/A on August 8, 2007.

CUSIP No. 835438409	13D/A	Page 9 of 9 pages

Exhibit E

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/24/2007	(1525.00)	34.95
12/24/2007	(300.00)	34.96
02/12/2008	30000.00	28.91
02/12/2008	(900.00)	29.99
02/13/2008	(600.00)	29.04
02/21/2008	(12500.00)	28.82

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/24/2007	(10707.00)	34.95
12/28/2007	(1485.00)	34.59
12/31/2007	100.00	35.56
01/02/2008	25000.00	35.04
01/14/2008	(551.00)	28.97
01/28/2008	(400.00)	27.62
01/29/2008	(4500.00)	28.67
01/31/2008	(700.00)	30.34
01/31/2008	(20000.00)	30.30
02/01/2008	(200.00)	30.07
02/01/2008	(10000.00)	29.95
02/12/2008	(200.00)	29.49
02/21/2008	11864.00	28.89

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/27/2007	(3900.00)	34.79
12/28/2007	(2173.00)	34.59
01/02/2008	(800.00)	35.47
02/08/2008	665.00	29.61
02/21/2008	4088.00	28.88

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/03/2008	(122.00)	33.86
01/08/2008	600.00	33.24
01/10/2008	200.00	31.62
01/11/2008	(5700.00)	29.24
01/17/2008	200.00	25.00
01/28/2008	51.00	27.31
01/30/2008	800.00	29.61
02/20/2008	100.00	29.00

Mercury Special Situations Leverage Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/24/2007	(1,968.00)	34.95
12/28/2007	(1,342.00)	34.59
12/31/2007	100.00	35.56
01/03/2008	350.00	33.76
01/18/2008	2,300.00	23.62
01/31/2008	2,600.00	30.32
02/06/2008	200.00	30.00
02/07/2008	500.00	29.84
02/08/2008	235.00	29.61
02/11/2008	100.00	29.50
02/12/2008	200.00	29.49
02/13/2008	300.00	29.08
02/14/2008	200.00	29.38
02/19/2008	100.00	29.37
02/21/2008	8,412.00	28.88

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.